UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________

FORM 11-K/A
Amendment No. 1

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2007
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Berkshire Gas Company 401(k) Plan 115 Cheshire Road Pittsfield, Massachusetts 01201

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Energy East Corporation 52 Farm View Drive New Gloucester, Maine 04260-5116

Explanatory Note:

This Form 11-K/A has been filed to correct a typographical error in the Consent of the Independent Registered Public Accounting Firm in Exhibit 23.

REQUIRED INFORMATION

The Berkshire Gas Company 401(k) Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2007 and 2006 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Berkshire Gas Company 401 (k) Plan
Date: June 27, 2008	By /s/ James E. Earley James E. Earley Committee Member
Date: June 27, 2008	By /s/ Richard R. Benson Richard R. Benson Committee Member
Date: June 27, 2008	By /s/ Robert D. Kump Robert D. Kump Committee Member
Date: June 27, 2008	By /s/ F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

THE BERKSHIRE GAS COMPANY 401(K) PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Berkshire Gas Company 401(k) Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

The Berkshire Gas Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Berkshire Gas Company 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Berkshire Gas Company 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 26, 2008

The Berkshire Gas Company 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value:
Registered investment companies Common and collective trusts	$6,323,306 865,429	$6,650,551 -
Energy East Corporation Stock Fund	365,370	206,281
Stable Value Fund	938,662	671,288
Participant loans	106,424	156,881

	8,599,191	7,685,001

Receivables:
Contributions Receivable	12,933	14,288

Net assets reflecting all investments at fair value	8,612,124	7,699,289

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	26,442	11,118

Net assets available for benefits	$8,638,566	$7,710,407

See notes to financial statements.

The Berkshire Gas Company 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Investment income:
Net appreciation in fair value of investments	$ 139,618	$ 583,620
Interest and dividends	394,027	286,737

	533,645	870,357

Contributions:
Participant	319,904	303,493
Employer	110,880	104,446

	430,784	407,939

Total additions	964,429	1,278,296

Deductions:
Benefits paid to participants	36,270	433,761

Total deductions	36,270	433,761

Net increase	928,159	844,535
Net assets available for benefits: Beginning of year	7,710,407	6,865,872

End of year	$ 8,638,566	$ 7,710,407

See notes to financial statements.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN

The following description of The Berkshire Gas Company (Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering non-union employees of the Company, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan as of the first day of the month following completion of a year of service, if they are at least age 21, are employed full time, and are not covered by a collective bargaining agreement between the Company and any union.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 50% of eligible pretax earnings as contributions to their accounts during each year, subject to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $5,000 in 2006 and 2007.

Participants can direct the investment of their contributions into various investment options offered by the Plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match 100% of the first 1% of participant contributions and 50% of the next 5% of participant contributions, for a possible total Company match of 3.5% of a participant's eligible compensation.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN (Continued)

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

Upon termination of employment, a participant may elect either to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account or installments over a period permissible under the Code as soon as practicable following the termination date or defer the distribution to some future date. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's Administrative Committee and except that the value of any fractional share shall be paid in cash.

Participants may request the withdrawal of certain account balances prior to termination of employment due to financial hardship or upon attaining age 59 1/2.

Vesting

Participants have full and immediate vesting rights in participant and the Company's matching contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Interest rates on loans outstanding at year end range from 5.00% to 9.25% for 2007 and from 5.00% to 10.50% for 2006. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Security for each loan is provided by the Plan participant's vested account balance. Payments are made ratably through payroll deductions. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Participants are allowed to have up to one general purpose loan and one primary residence purchase loan outstanding at a time.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and
SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined - Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. Units in common and collective trusts are valued based on the net asset value of units held by the Plan at year end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Accounting Principles Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157. Changes from current practice that will result from the application of Statement 157 relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require or permit fair value measurements in which the FASB previously concluded that fair value is the relevant measurement attribute, but does not require any new fair value measurements. The Plan will adopt Statement 157 in 2008; the adoption is not expected to significantly affect the Plan's net assets or change in net assets.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS

A summary of the investments at December 31, 2007 and 2006 is as follows:
	2007

	Major Credit Ratings	Investments at Fair Value

Registered investment companies Common and collective trusts		$6,323,306 865,429

Stable Value Fund:
Intermediate Bond Fund		921,399
Liquidity Fund		17,263
Wrapper contracts	AA	-

		938,662

Energy East Corporation Stock Fund		365,370
Participant loans		106,424

Total		$8,599,191

	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$6,650,551

Stable Value Fund:
Intermediate Bond Fund		654,730
Liquidity Fund		16,558
Wrapper contracts	AA-AAA	-

		671,288

Energy East Corporation Stock Fund		206,281
Participant loans		156,881

Total		$7,685,001

Approximately 17% of the underlying investments in the Intermediate Bond Fund have been valued at fair value by the fund advisor at December 31, 2007 and December 31, 2006.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $26,442 and $11,118 at December 31, 2007 and 2006, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006

PIMCO Total Return Fund	$ 499,024	$ 494,791
T. Rowe Price Equity Income Fund	-	754,042
JPMCB Intermediate Bond Fund	921,399	654,730
T. Rowe Price Retirement 2010 Fund	742,664	759,474
T. Rowe Price Retirement 2015 Fund	1,170,599	1,022,986
T. Rowe Price Retirement 2020 Fund	1,016,819	921,609
T. Rowe Price Retirement 2025 Fund	952,461	795,756
Vanguard Explorer	540,982	542,641
T. Rowe Price Equity Income Trust	694,386	-

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate.

Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, and the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2007 and 2006:

	2007	2006

The average yield earned on the investments	4.65%	4.27%

	2007	2006

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.34%	5.09%

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in (a) through (i). There are no events known to us that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the Plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2007 and 2006, as follows:

	2007	2006

Registered investment companies	$ 73,715	$ 520,691
Stable Value Fund	41,031	34,255
Energy East Corporation Stock Fund	24,872	28,674

	$ 139,618	$ 583,620

4.   INCOME TAX STATUS

Effective January 1, 2005, the Plan sponsor adopted the T. Rowe Price Trust Company prototype 401(k) Retirement Plan. This prototype profit sharing plan has received an opinion letter from the Internal Revenue Service dated February 2002, which stated that the form of the Plan is acceptable under Section 401 of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income taxes. The Company will apply for a new determination letter in accordance with the Cycle C determination letter filing period established by the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan has continued to operate within the terms of the Plan and the Code and remains qualified under the Code and applicable regulations.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2007

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee certified by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

7.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $26,442 at December 31, 2007 and $11,118 at December 31, 2006. Also, the net increase in net assets available for benefits for 2007 and 2006 is lower than the related amount reported in the financial statements by $15,324 and $11,118, respectively.

8.   PENDING MERGER OF ENERGY EAST

On June 25, 2007, Energy East announced that it had entered into a Merger Agreement with Iberdrola, a corporation organized under the laws of the Kingdom of Spain, and Green Acquisition Capital, Inc., a New York corporation that is a wholly-owned subsidiary of Iberdrola. On November 20, 2007, Energy East shareholders approved the Merger Agreement.

The Merger Agreement provides for a business combination whereby Energy East and its subsidiaries would become wholly-owned subsidiaries of Iberdrola and each outstanding share of Energy East common stock will be converted into the right to receive $28.50 per share in cash, without interest. Consummation of the Merger is subject to customary conditions, including the absence of injunctions or restraints imposed by governmental entities, the receipt of required regulatory approvals and the absence of any material adverse event that would reasonably be expected to have a material adverse effect on Energy East.

To date, all regulatory approvals have been received except approval from the New York Public Service Commission. Energy East expects the Merger to be completed in mid 2008. Until the Merger is completed, Energy East will continue to operate as a separate company.

The Berkshire Gas Company 401(k) Plan
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2007

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 921,399
*	JPMCB Liquidity Fund	Commingled Fund	17,263
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		938,662
	Pimco Total Return Fund	Registered Investment Company	499,024
	Fidelity Diversified International Fund	Registered Investment Company	257,141
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	285,603
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	9,101
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	742,664
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,170,599
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,016,819
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	952,461
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	300,233
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	105,646
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	164,191
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company	63,148
	Vanguard Explorer	Registered Investment Company	540,982
	Vanguard Institutional Index Fund	Registered Investment Company	215,694
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	365,370
*	T. Rowe Price Growth Stock Trust Class B	Common Collective Trust	171,043
*	T. Rowe Price Equity Income Trust	Common Collective Trust	694,386
*	Loan Fund	Participant Loans (5.00% - 9.25%)	106,424

	Total		$8,599,191

*	Party-in-interest